K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts  02111

March 12, 2021

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 205549

Re:	Chembio Diagnostics, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

Chembio Diagnostics, Inc. (“Chembio”) is filing on March 15, 2021, with the Securities and Exchange Commission (“SEC”), via EDGAR, a registration statement on Form S-3 in connection with a shelf registration under the Securities Act of 1933, as amended, of identified securities in an aggregate amount of up to $100,000,000 (the “Form S-3”).

On March 11, 2021, Chembio filed with the SEC its annual report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”), which is incorporated by reference into the Form S-3. Certain information required in response to Items 10 through 14 of Part III of the Form 10-K is incorporated by reference to Chembio’s definitive proxy statement to be filed with the SEC pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

On behalf of Chembio, we hereby confirm that Chembio will not request that the Form S-3 be declared effective until after such time as Chembio has filed with the SEC the information required by Items 10 through 14 of Part III of the Form 10-K, either as part of the definitive proxy statement for Chembio’s 2021 annual meeting of stockholders or pursuant to an amendment to the Form 10-K.

If you have any questions about this letter or the Form S-3, please feel free to contact either Mark  L.  Johnson (617.261.3260, mark.johnson@klgates.com) or Bella Zaslavsky (617.951.9054, bella.zaslavsky@klgates.com).

Sincerely,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	Richard L. Eberly, Chembio Diagnostics, Inc. Neil A. Goldman, Chembio Diagnostics, Inc. Bella Zaslavsky, K&L Gates LLP